UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 51803 / June 8, 2005

ADMINISTRATIVE PROCEEDING
FILE NO. 3-11912

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In the Matter of   :
                                                  :   ORDER MAKING FINDINGS
                                                  :   AND REVOKING REGISTRATION
EPHONE TELECOM, INC., AND   :   BY DEFAULT
NATIONAL INSTITUTE COMPANIES   :
OF AMERICA, INC.   :

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        The Securities and Exchange Commission (Commission or SEC) initiated this proceeding
with an Order Instituting Proceedings (OIP) on April 27, 2005, pursuant to Section 12(j) of the
Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has
provided evidence showing that agents for Respondents ePhone Telecom, Inc. (ePhone), and
National Institute Companies of America, Inc. (NICA), were served with the OIP on May 9,
2005, and April 28, 2005, respectively. Respondents' Answers were due within ten days of
service of the OIP. See 17 C.F.R. § 201.220; OIP at 3. To date, neither Respondent has filed an
Answer to the OIP. A telephonic prehearing conference was held June 7, 2005, at which only
the Division appeared.

        On May 18, 2005, the Division filed a motion requesting entry of an order of default
against Respondents for failing to answer the OIP, or, if such an order is not granted, leave to file
motion for summary disposition. Neither Respondent has responded to the Division's motion.

        ePhone and NICA are in default for failing to file answers to the OIP and for failing to
attend the prehearing conference of June 7, 2005. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).
Pursuant to Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find
the following allegations in the OIP to be true.

        ePhone (CIK 1085082) is a Florida corporation located in Herndon, Virginia, with
common stock registered with the Commission under Section 12(g) of the Exchange Act.
ePhone is delinquent in its periodic filings, having last filed a periodic report for the period
ending June 30, 2003, and has an inactive status with the Secretary of State of Florida. ePhone
reported assets of $1,373,733, liabilities of $3,363,117, and a net loss of $3,747,644 for the six
months ending June 30, 2003. ePhone's common stock was quoted on the Pink Sheets as of

February 7, 2005. For the six months ending November 18, 2004, ePhone had an average daily trading volume of 37,020 shares.

NICA (CIK 1096858) is a New York corporation located in Carnegie, Pennsylvania, with common stock registered with the Commission under Section 12(g) of the Exchange Act. On August 20, 2004, the Commission obtained a permanent injunction against NICA in the United States District Court for the Western District of Pennsylvania, SEC v. National Institute Companies of America, Inc., Civ. Act. No. 00-1216 (W.D. Pa. June 22, 2000), enjoining NICA from further violations of the antifraud provisions of the federal securities laws. NICA has never filed a periodic report since its June 23, 2000, initial registration, and has a dissolved status with the Secretary of State of New York. In its Form 10-SB registration statement, NICA reported assets of $3,435,136, liabilities of $5,073,067, and a net loss of $4,114,132 for the year ending December 31, 1999. NICA's common stock was quoted on the Pink Sheets as of February 7, 2005. For the six months ending November 18, 2004, NICA had an average daily trading volume of 68,820 shares.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Form 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, ePhone and NICA have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of the securities of ePhone and NICA.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the securities of Respondents ePhone Telecom, Inc., and National Institute Companies of America, Inc., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge